UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SRM ENTERTAINMENT, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

85237B101
(CUSIP Number)

Jupiter Wellness, Inc. 1061 E. Indiantown Rd., Ste. 110 Jupiter, FL 33477 (561) 244-7100

With Copies To:

Arthur Marcus, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st floor New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 85237B101	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jupiter Wellness, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,500,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,500,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%*
14	TYPE OF REPORTING PERSON CO

* Represents the percentage ownership based on 9,450,000 shares of common stock of SRM Entertainment, Inc. outstanding as of August 14, 2023.

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CUSIP No. 85237B101

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) of SRM Entertainment, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477.

Item 2. Identity and Background.

(a)	Jupiter Wellness, Inc., a Delaware corporation (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477.

(c)	N/A.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A

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CUSIP No. 85237B101

Item 3. Source and Amount of Funds or Other Consideration.

On December 9, 2022, the Company entered into a stock exchange agreement (the “Exchange Agreement”) with the Reporting Person to govern the separation of its business from the Reporting Person. On May 26, 2023, the Issuer amended and restated the Exchange Agreement (the “Amended and Restated Exchange Agreement”) to include additional information regarding the distribution and the separation of our business from the Reporting Person. Pursuant to the Amended and Restated Exchange Agreement, on May 31, 2023, the Issuer issued to the Reporting Person 6,500,000 shares of its common stock (representing 79.3% of its outstanding shares of common stock) in exchange for 2 ordinary shares of the Issuer (the “Share Exchange”). Pursuant to the Share Exchange, the Issuer acquired from the Reporting Person, by operation of law all assets and assume all liabilities comprising the Issuer’s business, which are currently owned and held by the Issuer. On June 27, 2023, the board of directors of the Reporting Person declared the distribution by the Reporting Person of 2,000,000 of the shares of our Common Stock it received pursuant to the Amended and Restated Exchange Agreement to holders of its shares of common stock (the “Reporting Person Common Stock”) and certain warrant holders.

Item 4. Purpose of Transaction.

The information furnished in Item 3 is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 4,500,000 shares of the Issuer’s common stock, which represents approximately 47.6 % of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over his 4,500,000 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and the distribution of the 2,000,000 shares, as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 4,500,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The resale of the shares is subject to a 90 day lock-up.

Item 7. Material to be Filed as Exhibits

N/A

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CUSIP No. 85237B101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Jupiter Wellness, Inc.

August 24, 2023	By:	/s/ Brian John
	Name:	Brian John
	Title:	Chief Executive Officer

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